APPENDIX C

HISTOGRAMS & STATISTICS

C-1 ASSAY HISTOGRAMS & PROBABILITY PLOTS

C - 2    C O M P O S I T E    H I S T O G R A M S    &    P R O B A B I L I T Y    P L O T S

C - 3    C O N T A C T    P L O T S